FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

24 October 2008

File no. 0-17630

Financial Calendar

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Financial Calendar

N E W S      R E L E A S E

                                            24 October 2008

Financial Calendar 2009

2008 Trading Update Statement                                Tuesday, January 6, 2009

2008 Results                                                             Tuesday, March 3,  2009

Annual General Meeting                                            Wednesday, May 6, 2009

2009 Interim Results                                                  Tuesday, August 25, 2009

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland Tel: +353 1 404 1000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  24 October 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director